SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                              Hanover Direct, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    410783104
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                                 (CUSIP Number)

                                 Peter Woodward
                            c/o Regan Partners, L.P.
                         32 East 57th Street,20th Floor
                            New York, New York 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 10, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   410783104
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Regan Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     PN, IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   410783104
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Regan International Fund Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     CO, IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   401783104
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Basil P. Regan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     PF, WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     IN, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   401783104
            ---------------------

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

The purpose of this Schedule 13D, Amendment No. 5 is to report changes in the beneficial ownership of Regan Partners, L.P. (the "Partnership") Regan International Fund Limited (the "Fund") and Basil P. Regan (collectively, with the Partnership and the Fund, the "Reporting Persons") in the common shares ("Shares") of Hanover Direct, Inc. (the "Issuer").

The Issuer's principal executive offices are located at 115 River Road, Building 10, Edgewater, New Jersey 07020.

--------------------------------------------------------------------------------
Item 2. Identity and Background.

 (a-c,f) This statement is being filed jointly by (i) Mr. Regan, a United States Citizen (ii) the Partnership, a New Jersey Limited Liability Company and (iii) the Fund, a corporation formed under the laws of the British Virgin Islands.

The principal business address of Mr. Regan and the Partnership is 32 East 57th Street, 20th Floor New York, New York 10022. The principal business address of the Fund is c/o Bisys Hedge Fund Services, Hemisphere House, 9 Church Street, P.O. Box HM 951, Hamilton HM DX, Bermuda.

Mr. Regan is the general partner of the Partnership and the principal of Regan Fund Management Ltd. the investment manager to the Fund.

     (d) None of the Reporting Persons, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Regan is deemed to beneficially own 0 Shares of the Issuer. The total cost for the Shares Mr. Regan may be deemed to beneficially own is $0.

The Fund may be deemed to beneficially own 0. The total cost for the Shares the Fund may be deemed to beneficially own is $0.

The Partnership may be deemed to beneficially own 0 shares. The total cost for the Shares the Partnership may be deemed to beneficially own is $0.

The funds for the purchase of the Shares deemed to be beneficially owned by the Partnership, the Fund and Mr. Regan have been purchased using either working capital, affiliated funds or personal funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     (a-j) The purpose of this Schedule 13D is to report the change in the number of Shares that are beneficially owned by the Reporting Persons.

The Shares held by the Reporting Persons were acquired for, and were being held for, investment purposes on behalf of the Reporting Persons and/or the investors in the Partnership and the Fund. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

In an effort to protect their investment and the investments made on behalf of the investors in the Partnership and the Fund, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

        Regan Partners, L.P.
        --------------------

        As of the date hereof, the Partnership may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares of the Issuer, based upon 22,451,840 Shares outstanding.

        The Partnership has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 0 Shares.

        The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Partnership are set forth in Exhibit B and were all effected in broker transactions.

        Regan International Fund Limited
        --------------------------------

        As of the date hereof, the Fund may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares of the Issuer, based upon 22,451,840 Shares outstanding.

        The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

        The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Fund on behalf of its clients are set forth in Exhibit B and were all effected in broker transactions.

Basil P. Regan
--------------

      As of the date hereof, Basil P. Regan may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares of the Issuer, based upon 22,451,840 Shares outstanding.

        Mr. Regan has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

        Mr. Regan specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

        The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Regan are set forth in Exhibit B and were all effected in broker transactions.

      The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, the Reporting Persons reserve the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should they deem it appropriate.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

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Item 7. Material to be Filed as Exhibits.

1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

2. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to January 10, 2005 is filed herewith as Exhibit B.

--------------------------------------------------------------------------------

                                    SIGNATURE



                                        REGAN PARTNERS, L.P.
                                        By: /s/ Basil P. Regan
                                            ------------------
                                             Basil P. Regan, General Partner


                                        REGAN INTERNATIONAL FUND LIMITED

                                        By:  Regan Fund Management Ltd.

                                        By: /s/ Basil P. Regan
                                             -------------------
                                             Basil P. Regan, President


                                        BASIL P. REGAN*

                                        /s/ Basil P. Regan*
                                        -------------------
                                        Basil P. Regan



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


* The Reporting Persons disclaim beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT


         The undersigned agree that this Schedule 13D, Amendment No. 5, dated January 13, 2005 relating to the Common Stock par value $0.01 of Hanover Direct, Inc. shall be filed on behalf of the undersigned.


                                        REGAN PARTNERS, L.P.
                                        By: /s/ Basil P. Regan
                                            ------------------
                                            Basil P. Regan, General Partner


                                        REGAN INTERNATIONAL FUND LIMITED

                                        By:  Regan Fund Management Ltd.

                                        By: /s/ Basil P. Regan
                                            -------------------
                                            Basil P. Regan, President


                                        BASIL P. REGAN*

                                        /s/ Basil P. Regan*
                                        -------------------
                                        Basil P. Regan




January 13, 2005

                                                                       Exhibit B



              Schedule of Transactions in Shares that May Be Deemed
                      to be Beneficially Owned by Mr. Regan


                                                              Number of Shares
Date                           Price Per Share                     (SOLD)
----                           ---------------                     ------


1/10/05                            $1.00                          (95,490)



              Schedule of Transactions in Shares that May Be Deemed
                to be Beneficially Owned by Regan Partners, L.P.

                                                              Number of Shares
Date                           Price Per Share                     (SOLD)
----                           ---------------                     ------

11/15/04                           $1.40                           (20,000)

12/31/04                           $1.30                           (30,600)

1/10/05                            $1.00                          (2,387,055)



              Schedule of Transactions in Shares that May Be Deemed to be Beneficially Owned by Regan International Fund Limited


                                                              Number of Shares
Date                           Price Per Share                     (SOLD)
----                           ---------------                     ------

12/31/04                           $1.30                           (30,600)

1/10/05                            $1.00                          (1,317,190)





01394.0004 #539930